                                     EXHIBIT

As reported in the Issuer's 8-K filed on July 16, 2010, shares of common stock of the Issuer were acquired by Chicago Venture Partners, L.P. ("CVP") as a result of CVP's sale of membership interests in Pulse Systems, LLC to the
Issuer. CVP acquired 1,068,559 shares in that acquisition, and the shares are directly beneficially owned by CVP and may be deemed to be indirectly beneficially owned (as such term is defined in Rule 13d-3 promugated under the
Securities Exchange Act of 1934) by (a) Chicago Venture Management, L.L.C.
because it is the general partner of CVP, (b) CVM, Inc. because it is the manager of Chicago Venture Management, L.L.C., and (c) John M. Fife because he has or shares voting and ownership control over such shares. Chicago Venture
Management, L.L.C., CVM, Inc., and John M. Fife disclaim beneficial ownership of such shares for all other purposes.